

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Mr. Sean Tan
Chief Executive Officer
Berkeley Coffee & Tea, Inc.
1662 Highway 395 N, Suite 214
Minden, Nevada 89423

>   **Re: Berkeley Coffee & Tea, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed November 1, 2010**
>   **File No. 333-168911**

Dear Mr. Tan:

      We have reviewed amendment number two to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We reissue, in part, comment three of our September 9, 2010 letter. We note your edits on page 37 in response to our comment, but we were unable to locate disclosure regarding how conflicts of interest will be resolved.

Summary Financial Information, page 5

2. We have reviewed your revisions made in response to comment two in our letter dated September 9, 2010 and we have the following comments:

   - The information you have provided does not fully comply with the guidance in Item 9 of Schedule A to the Securities Act of 1933, as you have not included a statement of capitalization consistent with this guidance. Please revise to provide a table showing your actual capitalization at the latest balance sheet date and your pro forma

capitalization following the close of this offering. If you wish to continue to present
your current pro forma balance sheet disclosures, you may present a separate
statement of capitalization elsewhere in your filing.

- You state at the bottom of page 5 that your estimated offering costs of $20,000 will
be expensed. However, your pro forma balance sheets and pro forma statements of
operations on page 6 reflect that your offering costs will be expensed <u>and</u> that they
will be offset against gross proceeds within equity. Please provide us with your
analysis of whether your offering costs qualify to be deferred under SAB Topic 5:A,
and also tell us whether you plan to defer these costs and offset them against gross
proceeds within equity or whether you plan to expense these costs. Please revise your
pro forma balance sheets and pro forma statements of operations on page 6 to reflect
<u>either</u> that your offering costs will be expensed <u>or</u> that they will be offset against
gross proceeds within equity. Please revise your entire filing to present one of these
options consistently. For example, if you defer the offering costs and offset them
against gross proceeds within equity, you need to revise the last sentence on page 5
and you need to revise your interim financial statements to reflect a deferred offering
cost asset for the costs incurred through that date.

- Please indicate, either in the last sentence on page 5 or in the table provided, that the
pro forma capitalization is as of July 31, 2010.

- Please revise the last sentence on page 5 to indicate that you have included pro forma
capitalization if 10 percent, 25 percent, 50 percent, 75 percent, and <u>100 percent</u> of the
total offering amount is raised, consistent with your disclosures on page 6.

Risk Factors, page 7

Potential Conflicts Between the Existing Business…, page 9

3. Please revise the heading of this risk factor as well as the risk factor to state the risk to
investors resulting from potential conflicts of interest. Please also delete the third and
fourth sentences of this risk factor that begin with "[t]he purchasers/customers of roasted
coffee…" as they mitigate the point of the risk.

Dilution, page 13

4. We note your narrative discussion of dilution for each of the different scenarios for
proceeds raised in your offering. Please update this narrative from April 30, 2010 to July
31, 2010.

Description of Business, page 16

Coffee Bean Suppliers, page 17

5. We reissue, in part, comment 16 of our September 9, 2010 letter. We note your edits on page 17 in response to our comment, but we also note you continue to attribute certain information to the "Chinese Government Coffee Industry production data", you make several statistical statements, and you make conclusions such as "[t]he climate, weather and terrain are ideal for growing coffee" all without providing any supplemental support. Please provide independent supplemental materials supporting this data and these statements, or characterize them as your belief <u>and</u> tell us the basis of your belief.

6. We note that the second sentence of the second paragraph of the "Coffee Bean Suppliers" discussion on page 17 refers to footnote (i) which indicates that the referenced information is available at www.coffeeresearch.org. Please provide us with the specific location within the referenced website of the document, or provide us with a copy of the document.

United States Coffee Market, page 17

7. Based on our review of the data source you cite on page 17, www.ico.org, it appears that green coffee bean imports by the United States were approximately 23 million 60 kilogram bags of coffee <u>per</u> <u>year</u>. Your current disclosure in the last paragraph on page 17 suggests that 23 million is the total number of bags imported by the U.S. from 2000 through 2009. Please revise to clarify or advise us why you believe your disclosure is correct.

8. Please revise your disclosure in the last paragraph on page 17 to clarify that the China export statistic is for "re-exports", and clarify how this differs from exports. In this regard, it does not appear that the source you cite, www.ico.org, provides an export statistic for China.

Facilities, page 18

9. We note your revisions on page 18 in response to comment 18 of our September 9, 2010 letter regarding your facilities. Please revise your disclosure here to clarify that this location also serves as Mr. Tan's residence as you disclose on pages 21 and 31.

Certain Relationships and Related Transactions, page 20

10. Please revise the first sentence of the second paragraph on page 20 to provide the date upon which Mr. Tan purchased the 2,100,000 shares. Based on your disclosure on page 54, it appears this date is March 29, 2009.

11. Please revise the last sentence of the second paragraph on page 20 to clarify, if accurate, that Mr. Tan ultimately received 7,300,000 shares in exchange for total cash payments to the Company of $14,200 and payments made on behalf of the Company for incorporation and legal fees totaling $2,100.

12. Under this heading and the heading "Certain Relationships and Related Transactions, and Director Independence" on page 37, please provide the disclosure required by Item 404(d) of Regulation S-K with respect to the shares issued to Li Hui Juan.

Liquidity and Capital Resources, page 22

13. In response to comment 13 of our September 9, 2010 letter you removed your disclosure regarding Mr. Tan's verbal agreement to provide an advance because "it is not impacted on by the success or failure of this offering." Please clarify to us whether Mr. Tan's verbal agreement to provide an advance is still in place regardless of whether it is contingent upon the success of the offering. If the agreement still exists, please disclose its existence and provide the disclosure requested in comment 13 of our September 9, 2010 letter.

Plan of Operation, page 23

14. We reissue, in part, comment 21 of our September 9, 2010 letter. Please expand your disclosure on page 23 to discuss the anticipated timing for the expenditures you describe.

Certain Relationships and Related Transactions, and Director Independence, page 32

Transactions with Related Persons, page 32

15. Please expand your disclosure in the third paragraph on page 32 to clarify that the Conflicts of Interest Policy in your Code of Ethics contemplates a corporate structure that is not currently applicable to your company and therefore is currently ineffective, or advise us why you believe otherwise.

Financial Statements for the Period Ended July 31, 2010, page 33

16. Please revise the footnotes to your interim financial statements to provide the disclosure required by Instruction 2 to Rule 8-03.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James Parsons, Esq.
     Parsons/Burnett/Bjordahl, LLP
     Via Fax (425) 451-8568